================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                         ------------------------------

                                 ESG RE LIMITED
                                (Name of Issuer)

Common Stock, $1.00 par value per share                           000G312151
    (Title of class of securities)                              (CUSIP number)

                                 Neil H. Koffler
                               SC Fundamental LLC
                              420 Lexington Avenue
                                   Suite 2601
                               New York, NY 10170
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                 April 17, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

================================================================================

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 2 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                            380,240
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                       380,240

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                380,240
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           3.23%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 3 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              New York
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          380,240*
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     380,240*

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              380,240*
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           3.23%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

*Does not include 116,500 shares beneficially owned by Gary Siegler. Mr. Siegler has a nonvoting interest in SC Fundamental LLC. SC Fundamental LLC disclaims beneficial ownership of all such shares.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 4 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE BVI, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       British Virgin Islands
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                            619,760
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                       619,760
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                619,760
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 5 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC-BVI PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          619,760
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     619,760

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                619,760
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 6 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                PMC - BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          619,760
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     619,760

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              619,760
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 7 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL VALUE BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                          619,760
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                     619,760

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              619,760
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           5.24%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 8 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                PETER M. COLLERY
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                             20,000*
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,020,000
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        20,000*
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,020,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,040,000**
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.79%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

*All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 6,667 shares; (ii) Edward Arnold
Collery: 6,666 shares; and (iii) Elizabeth Adams Collery: 6,667 shares.

** Of such amount, 20,000 shares are held by Mr. Collery as custodian for his children as stated immediately above.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 9 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NEIL H. KOFFLER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,000,000
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,000,000

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.45%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 10 of 14 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PROFIT SHARING PLAN
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                             20,000
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     -------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                        20,000
      REPORTING
                          -------------------     -------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 20,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.17%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               EP
----------------------    -------------------------------------------------------------------------------------------------------

                  This Amendment No. 7 ("Amendment No. 7") amends the Statement on Schedule 13D (the "Schedule 13D") filed on August 21, 2000, as amended by Amendment No. 1 filed on October 13, 2000, Amendment No. 2 filed on November 17, 2000, Amendment No. 3 filed on January 19, 2001, Amendment No. 4 filed on March 26, 2001, Amendment No. 5 filed on September 28, 2001, and Amendment No. 6 filed on October 22, 2001, by and on behalf of SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, LTD. ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery"), Neil H. Koffler ("Koffler"), and SC Fundamental LLC Employee Savings and Profit Sharing Plan ("SC Plan") as members of a joint filing group (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of ESG Re Limited (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4. Purpose of the Transaction

                  The Reporting Persons have not determined whether to institute legal proceedings by commencing the litigation with respect to the Complaint previously described in this Item 4 and are still considering the matter.

                  Pursuant to the Company's proxy statement relating to the Company's 2002 Annual General Meeting of Shareholders currently scheduled for May 6, 2002, the Company intends to solicits votes in favor of the 2002 Stock Incentive Plan and has announced its intention to solicit votes against a shareholder proposal that requests the Company's Board to establish a performance-based executive compensation system with specific performance criteria. The Reporting Persons have determined to vote against the approval of the 2002 Stock Incentive Plan and in favor of the shareholder proposal. The Reporting Persons also intend to solicit other shareholders to vote in the same manner.

                  The Reporting Persons may from time to time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

                  Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

                  As of the close of business on April 16, 2002, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,040,000 shares of Common Stock, representing approximately 8.79% of the Common Stock outstanding on April 16, 2002 (based on 11,831,818 shares of Common Stock outstanding as of March 15, 2002 as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.

                                                              Shares of
Name                                                         Common Stock                 Percentage
----                                                         ------------                 ----------
The SC Fundamental Value Fund, L.P.                              380,240                  3.23%


                                       11

                                                              Shares of
Name                                                         Common Stock                 Percentage
----                                                         ------------                 ----------
SC Fundamental LLC                                               380,240                  3.23%
The SC Fundamental Value BVI, Ltd.                               619,760                  5.24%
SC Fundamental Value BVI, Inc.                                   619,760                  5.24%
SC-BVI Partners                                                  619,760                  5.24%
PMC-BVI, Inc.                                                    619,760                  5.24%
Peter M. Collery                                               1,040,000 (1)              8.79%
Neil H. Koffler                                                1,000,000                  8.45%
SC Fundamental LLC Employee Savings and Profit
Sharing Plan                                                      20,000                   .17%

(1) Includes 20,000 shares of Common Stock held by Collery as custodian for his children.

The Reporting Persons effected no transactions in Common Stock during the last 60 days.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   April 17, 2002

                          SC FUNDAMENTAL VALUE FUND, L.P.

                          By:   SC Fundamental LLC, as
                                General Partner


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Member


                          SC FUNDAMENTAL LLC


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Member


                          SC FUNDAMENTAL VALUE BVI, LTD.


                          By: SC Fundamental Value BVI, Inc., as managing general partner of investment manager

                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                          SC-BVI PARTNERS


                          By: SC Fundamental Value BVI, Inc., as managing general partner


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                          PMC-BVI, INC.


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery, President (1)

                          SC FUNDAMENTAL VALUE BVI, INC.


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler, Vice President


                                   /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery (1)


                                   /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler


                          SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN


                          By:      /s/ Neil H. Koffler
                             --------------------------------------------------
                               Neil H. Koffler as Attorney-in-Fact for
                               Peter M. Collery, Trustee (1)






(1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 2 to the
         Schedule 13D.